UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Benitec Biopharma Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

08205P209
(CUSIP Number)

Andrew Nathanson
General Counsel & Chief Compliance Officer
Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor
New York, NY 10022
(212) 702-5205
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 26, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 08205P209
1	NAME OF REPORTING PERSONS Averill Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,883,385
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,883,385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,883,385(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6%(1)(2)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)      Includes (i) 1,470,179 shares of Common Stock (as defined below) previously held, and (ii) 6,413,206 shares of Common Stock issued upon the exercise of the warrants of the Issuer (as defined below) as further described herein.
(2)     Based on 17,693,491 shares of Common Stock outstanding, which represents  (i) 10,555,728 shares of Common Stock outstanding as of September 17, 2024, as indicated in the Issuer’s Form 10-K for the fiscal year ended June 30, 2024, plus (ii) 7,137,763 shares of Common Stock issued upon the exercise of warrants of the Issuer as further described herein.

CUSIP No. 08205P209
1	NAME OF REPORTING PERSONS Averill Madison Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 945,668
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 945,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,668(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(1)(2)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)      Includes (i) 221,111 shares of Common Stock (as defined below) previously held, and (ii) 724,557 shares of Common Stock issued upon the exercise of the warrants of the Issuer (as defined below) as further described herein.
(2)      Based on 17,693,491 shares of Common Stock outstanding, which represents  (i) 10,555,728 shares of Common Stock outstanding as of September 17, 2024, as indicated in the Issuer’s Form 10-K for the fiscal year ended June 30, 2024, plus (ii) 7,137,763 shares of Common Stock issued upon the exercise of warrants of the Issuer as further described herein.

CUSIP No. 08205P209
1	NAME OF REPORTING PERSONS Suvretta Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,829,053
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,829,053
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,829,053(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%(1)(2)
14	TYPE OF REPORTING PERSON (see instructions) IA, OO

(1)  Includes 1,691,290 shares of Common Stock (as defined below) previously held, and (ii) 7,137,763 shares of Common Stock issued upon the exercise of the warrants of the Issuer (as defined below) as further described herein.
(2)    Based on 17,693,491 shares of Common Stock outstanding, which represents  (i) 10,555,728 shares of Common Stock outstanding as of September 17, 2024, as indicated in the Issuer’s Form 10-K for the fiscal year ended June 30, 2024, plus (ii) 7,137,763 shares of Common Stock issued upon the exercise of warrants of the Issuer as further described herein.

CUSIP No. 08205P209
1	NAME OF REPORTING PERSONS Aaron Cowen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,829,053
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,829,053
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,829,053(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%(1)(2)
14	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)      Includes 1,691,290 shares of Common Stock (as defined below) previously held, and (ii) 7,137,763 shares of Common Stock issued upon the exercise of the warrants of the Issuer (as defined below) as further described herein.
(2)      Based on 17,693,491 shares of Common Stock outstanding, which represents  (i) 10,555,728 shares of Common Stock outstanding as of September 17, 2024, as indicated in the Issuer’s Form 10-K for the fiscal year ended June 30, 2024, plus (ii) 7,137,763 shares of Common Stock issued upon the exercise of warrants of the Issuer as further described herein.

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on April 29, 2024 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, referred to herein as the “Schedule 13D”) related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the text set forth below after the last paragraph:

On September 26, 2024, Averill Master Fund exercised (i) all of its Series 2 warrants of the Issuer issued by the Issuer on September 15, 2022, representing 588,236 shares of Common Stock, at a per warrant price of $1.9299 and a total purchase price of $1,135,236.66, (ii) all of its common warrants of the Issuer issued by the Issuer on August 11, 2023, representing 4,605,000 shares of Common Stock, at a per warrant price of $3.86 and a total purchase price of $17,775,300.00, and (iii) a portion of its pre-funded warrants of the Issuer issued by the Issuer on August 11, 2023, representing 1,219,970 shares of Common Stock, at a per warrant price of $0.0001, and a total purchase price of $121.99.

On September 26, 2024, Averill Madison Master Fund exercised (i) all of its common warrants of the Issuer issued by the Issuer on August 11, 2023, representing 576,347 shares of Common Stock, at a per warrant price of $3.86 and a total purchase price of $2,224,699.42, and (ii) a portion of its pre-funded warrants of the Issuer issued by the Issuer on August 11, 2023, representing 148,210 shares of Common Stock, at a per warrant price of $0.0001, and a total purchase price of $14.82.

 The total amount of funds used by the Funds to purchase the shares of Common Stock of the Issuer described above was furnished from the working capital of the Funds.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the text set forth below after the last paragraph:

 Letter Agreement
On September 26, 2024, Suvretta Capital, on behalf of itself and each of the Funds, entered into a letter agreement (the “Letter Agreement”) with the Issuer, pursuant to which, among other things (i) Suvretta Capital waived the 19.99% beneficial ownership limitation set forth in each of the warrants described in this Schedule 13D, (ii) Suvretta Capital and the Issuer agreed that Suvretta Capital will not be permitted to complete an exercise of the warrants described in this Schedule 13D to the extent the beneficial ownership (calculated as provided in the applicable warrants) of Suvretta Capital in the Issuer following such exercise would exceed 49.9%, and (iii) Suvretta Capital agreed to promptly after September 26, 2024 deliver notices of exercise in respect of the warrants (or portions thereof) described in this Schedule 13D, such that immediately following such exercise and the receipt of the applicable shares of Common Stock underlying such warrants so exercised, together with the shares of Common Stock held by Suvretta Capital, Suvretta Capital will beneficially own 49.9% of the outstanding shares of Common Stock as of September 26, 2024.
The foregoing description of the material terms of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, which is referenced in Exhibit 6 hereto and is incorporated by reference herein.

Item 7.     Materials to Be Filed as Exhibits

Exhibit      Description

6	Letter Agreement, dated as of September 26, 2024, by and between the Issuer and Suvretta Capital.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     September 30, 2024

AVERILL MASTER FUND, LTD.

By:	/s/ Andrew Nathanson
	Name:	Andrew Nathanson
	Title:	Authorized Signatory

AVERILL MADISON MASTER FUND, LTD.

By:	/s/ Andrew Nathanson
	Name:	Andrew Nathanson
	Title:	Authorized Signatory

SUVRETTA CAPITAL MANAGEMENT, LLC

By:	/s/ Andrew Nathanson
	Name:	Andrew Nathanson
	Title:	General Counsel and Chief Compliance Officer

/s/ Aaron Cowen
Aaron Cowen